United States securities and exchange commission logo





                            November 16, 2023

       Jeff Radke
       Chief Executive Officer
       Accelerant Holdings
       c/o Accelerant Re (Cayman) Ltd.
       Unit 106, Windward 3, Regatta Office Park
       West Bay Road, Grand Cayman

                                                        Re: Accelerant Holdings
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted October
20, 2023
                                                            CIK No. 0001997350

       Dear Jeff Radke:

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       General

   1. We note references to your investment portfolio and investment managers throughout the registration statement.
Please add the following disclosures:

                                                              Describe your
investment strategy and, if applicable, how your strategy differs from a traditional
fixed-income investment strategy in your Summary and Business sections.
                                                              As applicable,
disclose in the appropriate sections the impacts of macroeconomic conditions, such as
interest rates, foreign currency exchange rates, conditions in the debt and equity
markets and market volatility, as well as risks associated with asset classes that
comprise your investment portfolio.
                                                              In your Business
section, break down the investment portfolio by composition of investment grade
and non-investment grade assets, further broken down by asset
 Jeff Radke
Accelerant Holdings
November 16, 2023
Page 2
              class and assigned credit rating. These figures should be provided by dollar amount and the percentage of your portfolio.
                In your Business section, disclose the material terms of any investment management agreements currently in place, including the identities of the parties to the agreement, the compensation structure with and historical fees paid to the investment manager(s), any minimum amount of assets required to be covered under the agreement, and term and termination provisions. Please file the material agreements as exhibits.
2.       Please define the term    selling shareholder.
Prospectus Summary, page 1

3. We note your discussion about your company's history of growing its business and your plans for your future operations. Substantially revise your disclosure to balance your presentation so that it is clear that you have been generating net losses in each of your operating years. Additionally, where you discuss your growth since your founding, please discuss whether your recent growth rate is indicative of future growth rates, or reflects your growth as a newly formed business.
4. We note that you own an equity stake in 16 members. We also note your statement on page 7 that you have protocols in place to ensure you do not compete with your members. Please briefly describe the key elements of such protocols. Both here and in your Business section discuss any adverse effects such investments in certain members may have on the ability to attract new members.
5. We note your disclosure on page 1 that, "[a]s of September 30, 2023, we have 134
         Members and over 60 risk capital partners on our platform, with a 104% compounded annual premium growth rate from 2019 to 2022." We also note your disclosure on page 11 that "[t]he majority of the Risk Exchange's business today is written by Accelerant-owned insurance companies," your disclosure on page 91 that your Accelerant-owned insurance companies accounted for all of your Exchange Written Premium in both 2022 and 2021, and your disclosure on page 25 that Flywheel Re sources approximately 32% of your risk capital. Please highlight at the forefront of your Prospectus Summary the number of members and risk capital partners in which you own an equity interest or are otherwise related and disclose the percentage of Exchange Written Premium written by such members. Please include similar disclosure accompanying the graphs on page 3.
6. We note your disclosure throughout the document that you "expect" or "intend" your
FirstName LastNameJeff Radke
       shares will trade on the NYSE. Please advise us of any conditions that must be fulfilled
Comapany
       priorNameAccelerant    Holdings
             to such trading. As appropriate, update your document to reflect updated information.
November   16, 2023 Page 2
FirstName LastName
 Jeff Radke
FirstName
Accelerant LastNameJeff  Radke
           Holdings
Comapany 16,
November   NameAccelerant
               2023        Holdings
November
Page  3    16, 2023 Page 3
FirstName LastName

7. We note that your MGAs predominately underwrite low-limit, low-hazard, specialty commercial risks. Please discuss the risk products that are then exchanged through your
         Risk Exchange. For example, we note your graphic representation of GWP by Class and
         Product on page 11. Please provide a narrative discussion of these classes and products.
Company Overview, page 1

8. We note your disclosure on page 2 stating that your gross loss ratio has declined every year. However, your disclosure on page 90 indicates that the gross loss ratio was flat at
         55.5% for both 2022 and 2021. Please revise your disclosure on page 2 to clarify the year-
         over-year change in your gross loss ratio. Further, revise your disclosure on page 3 to quantify the gross loss ratio for the year ended December 31, 2021. Our Members, page 10

9. Revise this section to provide additional information on the firms that make up the "small to medium" businesses that are your targeted insured, and discuss reasons why those businesses, and the particular risks, might not be served by the traditional market. Provide a more in-depth discussion of your product offerings in your discussion on page 112. That discussion should also address, in detail, whether the risks are covered by your regulated insurance companies in the states where the insureds are located. To the extent that you offer a significant amount of specialty contracts that are not permissible lines of business for regulated insurers in the relevant state, please discuss the specific risks of those contracts, including any possibility of high cost/low probability losses.
Summary of Risks Associated with Our Business, page 12

10. Please include in your Summary of Risks your history of losses and your disclosure that you have not been profitable since your inception in 2018.
Summary Accelerant Holdings Historical Consolidated Financial Data, page 17

11. We note your disclosure of organic revenue growth rate and the related definition of the measure on page 80, which does not appear to be labeled as a non-GAAP financial measure. Please tell us how you determined whether organic revenue, or your related organic revenue growth rate, represents a non-GAAP financial measure. To the extent you determine that it does represent a non-GAAP financial measure, label it as such and provide required disclosures accordingly.
Risk Factors, page 20

12. We note that you have several risk factors that address risks that can be exacerbated by periods of inflation. Please tell us whether the rise in economic prices has had any direct impact on the cost of covering insured losses or expected costs have risen such that inflation itself is a specific risk to your financial performance in the near term.
 Jeff Radke
Accelerant Holdings
November 16, 2023
Page 4
Our reinsurers may not reimburse us for claims on a timely basis, page 30

13. Please disclose whether your exposure to the falsified letters of credit collateralizing a portion of your reinsurance coverage resulted in any adverse effects on your results of operations.
There is increased litigation related to... business interruption insurance, page 33

14. Revise this risk factor, with a view towards additional disclosure elsewhere as warranted, to disclose the total number of policies, and the insured loss value of those policies, which might be subject to business interruption insurance. To the extent material, disclose the amount of those policies covered by policies insured by your captive insurance companies, and/or insured by Accelerant owned reinsurers. Also, please clarify if business interruption insurance is one of the losses covered by the specialty insurance policies issued by your members.
Our business is subject to risks related to legal proceedings and governmental inquiries, page 44

15. Please disclose whether you are currently involved in any investigations and lawsuits.
Use of Proceeds, page 64

16. We note that you may use a portion of the net proceeds to acquire or invest in businesses.
         Please identify such businesses, if known, or, if not known, please disclose the nature of the businesses to be sought, the status of any negotiations with respect to the acquisition, and a brief description of such business.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
72

17. We note your risk factor on page 30 discussing the risk of severe weather conditions adversely affecting your business, results of operations and financial condition. If
         applicable, please add disclosure in your Management   s Discussion
and Analysis of
         Financial Condition and Results of Operations section identifying catastrophe events that had a material impact on your financial condition in the relevant periods.
18. Please quantify the amount of your overall business flow, i.e. the number of Members writing premiums, the number of Risk Capital Partners purchasing premiums, and the
FirstName LastNameJeff Radke
       number of reinsurers to which premiums are ceded, in which you own an equity interest or
Comapany    NameAccelerant
       are otherwise related. Holdings
                              For example, discuss and quantify the portion of
your business that
       reflects Owned  Members
November 16, 2023 Page 4          writing premiums which are then Accelerant
Written.
FirstName LastName
 Jeff Radke
FirstName
Accelerant LastNameJeff  Radke
           Holdings
Comapany 16,
November   NameAccelerant
               2023        Holdings
November
Page  5    16, 2023 Page 5
FirstName LastName
19. On page 78 you discuss your investment in technology. We also note that you discuss that your business plan contemplates providing additional features to collect and analyze data from your members on both the "supply" and "demand" side of your exchange. Revise your disclosure to clarify whether management expects that your existing level of commitment to technological development will be sufficient to meet your goals for the platform, or if additional investments would be required.
20.      Please revise your Management   s Discussion and Analysis of Financial
Condition and
         Results of Operations section in future filings to discuss your financial condition and changes in financial condition for each of the periods presented as required by Item 303 of
         Regulation S-K. Refer to SEC Release Nos. 33-6835 and 33-8350.
Key Factors that Could Affect Our Performance, page 75

21. For each factor you discuss, please disclose your historical trends and management's and the board's actions to effect the next quarter.
Loss and Loss Adjustment Expenses, page 84

22. We note your discussion of changes in net loss, LAE and gross incurred losses & LAE in
         2022 compared to 2021. Please revise to provide a more fulsome discussion of any known events, volume, activities or other factors driving the changes between the periods and quantify, where applicable.
Segment Information, page 86

23. We note your segment disclosure regarding Exchange Services and MGA Operations on pages 89 and 90. Please revise these sections to discuss segment performance and revenue attributed to both affiliated and unaffiliated entities separately. Please also revise these sections to make it clear that the revenue associated with affiliated entities is eliminated upon consolidation.
Business, page 103

24. We note your disclosure on page 28 that "[a]s of December 31, 2022, we reinsured 84.5%
         of GWP. Additionally, as of June 30, 2023, we reinsured 94.8% of GWP." Please identify the underlying insurance that is being reinsured, the nature and amount of collateral in trust under the contracts, and any related party information. Please include material agreements as exhibits.
25. We note that on page 32, you include a risk factor that discusses your dependence on certain third parties, including VantagePoint and Soteria. However, your business discussion does not address which functions are supported by your key third party providers, or indicate the services that the two named examples provide. To the extent your business relies on key third party providers, including for any risk management, investment management or data collection and processing for your
 Jeff Radke
Accelerant Holdings
November 16, 2023
Page 6
         exchange, please revise your disclosure to indicate instances where you are dependent on key third parties. Also, to the extent you are reliant on third party services provided by entities owned or affiliated with your management or current owners, please note those relationships.
26. You discuss extensively that your business is dependent upon attracting new members who will ultimately become MGAs. Revise this section, and elsewhere throughout the
         Summary and Risk Factors where appropriate, to discuss how Accelerant is able to identify and attract underwriters with the appropriate skill and desire to become MGAs, and whether the company believes that the cost to identify and recruit MGAs will increase on a per-MGA basis as you continue to expand your offerings.
27. We note that you disclose in the risk factors on page 41 that you may be subject to risks related to a possible cyber attack, including on the risk exchange or on one or more of your members. We also note your discussion of Bermuda's cyber law. Please disclose the nature of your board's or management's role in overseeing your cybersecurity risk management, the manner in which you administer this oversight function and any effect this has on your management or leadership structure.
Member Case Studies, page 114

28. We note that you provide "case studies" of two of your members. We also note that one of the reasons you articulate for your onboarding process is to help Accelerant evaluate whether a potential MGA has the ability to grow into a self-sustaining business. Revise this section to discuss whether the performance of these two examples is representative for new members who joined during the same time periods.
Risk Management, page 116

29. We note that you include risk factor disclosure that indicates that you have funds held in deposit accounts that exceed the FDIC or FSA limits. Revise your disclosure, where appropriate, to discuss any additional monitoring you perform to minimize the possible impact on your access to cash, or your ability to pay insureds from your existing restricted cash, from the solvency of the financial institutions holding your cash deposits.
Principal and Selling Shareholders, page 155

30. Please identify the natural persons who have voting or dispositive power with respect to the shares of the entities listed under 5% Shareholders.
Executive
FirstNameCompensation,     page 169
           LastNameJeff Radke
Comapany
31.        NameAccelerant
       Please advise why youHoldings
                              have not also included a separate table for the
grants of plan-based
       awards.
November       ReferPage
           16, 2023  to Item
                          6 402(d) of Regulation S-K.
FirstName LastName
 Jeff Radke
FirstName
Accelerant LastNameJeff  Radke
           Holdings
Comapany 16,
November   NameAccelerant
               2023        Holdings
November
Page  7    16, 2023 Page 7
FirstName LastName
Ceding commission income, page F-14

32. We note your disclosure that certain of the ceding commissions are subject to sliding scale adjustments, as well as your disclosure on page 84 describing the $29.0 million reduction for net sliding scale adjustments during 2022. Please revise your disclosures in the filing to provide additional details on the sliding scale adjustments and how they are determined, including any maximum or minimum limits.
Direct commission income, page F-14

33. Please revise to include the disclosure required by ASC 606-10-50-13 through paragraph
         15 as applicable.
Reinsurance Recoverables and Payables, page F-20

34. We note your disclosure stating that in 2022, the Company formed Flywheel Re, an unconsolidated reinsurance sidecar entity, through which institutional investors are offered specialty insurance risk and returns that are uncorrelated with broader financial markets. Further, we note that the entity is not consolidated because the Company does not have the power over the activities that most significantly impact the economic performance and it is wholly-owned by third-party investors, and that the reinsurance
         arrangements are on an arm   s length basis. Please address the
following:

                Tell us and revise your disclosures to explain the structure, as well as who and how the Company participated in the formation of Flywheel Re and the terms, including a description of any rights and obligations, of each entity in the arrangements.
                Tell us and revise your disclosures to clarify how the risk and returns are uncorrelated with broader financial markets.
                Considering the above, tell us how you determined that the arrangement terms are on
              an arm   s length basis.
                Explain whether any of your arrangements with Flywheel Re represent a variable interest and your related consolidation analysis.
3. Segment Information, page F-23

35.      Please revise to disclose geographic information required by ASC
280-10-50-41.
6. Variable Interest Entities, page F-31

36. Please tell us and revise your disclosures to clarify whether you have any variable interest entities, in which the Company is not the primary beneficiary. To the extent that you do, revise to include disclosures required by ASC 810-10-50-4.
 Jeff Radke
FirstName
Accelerant LastNameJeff  Radke
           Holdings
Comapany 16,
November   NameAccelerant
               2023        Holdings
November
Page  8    16, 2023 Page 8
FirstName LastName
        Please contact William Schroeder at 202-551-3294 or Robert Klein, Accounting Branch
Chief, at 202-551-3847 if you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or Christian Windsor at 202-551-3419 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Finance
cc:      Robert A. Ryan, Esq.